UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CRYPTOLOGIC LIMITED

(Name of Subject Corporation (issuer))

Amaya Gaming Group Inc. (offeror)

(Name of Filing Persons (identify status as offeror, issuer or other person))

Common Shares, No Par Value

(Title of Class of Securities)

228906103

(CUSIP Number of Class of Securities)

Amaya Gaming Group Inc.

Attention: President and Chief Executive Officer

7600 TransCanada Hwy

Pointe-Claire, Quebec, Canada

H9R 1C8

(514) 744-3122

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5
(416) 777-4700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1) (2)
$33,354,065	$3,823

(1)

For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the CryptoLogic Shares to be received by Amaya, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 13,157,422 CryptoLogic Shares, representing 100% of the fully diluted issued share capital of CryptoLogic not already owned by Amaya (including the existing unconditionally allotted or issued ordinary shares in the capital of CryptoLogic and any further such shares which are unconditionally allotted or issued (including pursuant to the exercise of outstanding CryptoLogic Options and pursuant to the exchange of Exchangeable Shares) while the Offer remains open for acceptance) multiplied by $2.535 per CryptoLogic Share, the cash consideration being offered per CryptoLogic Share, which yields $33,354,065, multiplied by 0.00011460, which yields $3,823. Each of the capitalized terms used is defined in the Offer Document (as defined below).

(2)	Sent via wire transfer to the SEC on February 17, 2012.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Amaya Gaming Group Inc., a publicly traded company incorporated in the Canadian province of Quebec under the Business Corporations Act (Quebec) (“Amaya”), to acquire the entire issued and to be issued ordinary share capital of CryptoLogic Limited, a publicly traded company incorporated in Geurnsey (“CryptoLogic”), to the extent that such ordinary shares are not already owned by Amaya. In the Offer, Amaya is offering $2.535 in cash in exchange for each outstanding CryptoLogic Share. This Tender Offer Statement on Schedule TO is intended to satisfy the filing requirements of Rule 14d-3(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer Document.

Item 1. Summary Term Sheet.

The information required by Item 1001 of Regulation M–A is set forth in the “Frequently Asked Questions” contained in the Offer Document dated February 17, 2012 (the “Offer Document”) of Amaya and is incorporated herein by this reference.

Item 2. Subject Company Information.

(a) The name of the subject company is CryptoLogic Limited. The address and telephone number of the subject company’s principal executive offices are: 3rd Floor, Marine House, Clanwilliam Place, Dublin 2, Ireland, +353 1 234 0400.

(b) The information required by Item 1002(b) of Regulation M–A is set forth in paragraphs 5 and 12 of Part 6 — “Additional Information” of the Offer Document and is incorporated herein by this reference.

(c) The information required by Item 1002(c) of Regulation M–A is set forth in paragraph 4 of Part 6 — “Additional Information” of the Offer Document and is incorporated herein by this reference.

Item 3. Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Amaya Gaming Group Inc. The address and telephone number of Amaya is 7600 TransCanada Highway, Pointe-Claire, Québec, Canada, H9R 1C8, 514-744-3122.

(b)-(c) The information required by Items 1003(b) and (c) of Regulation M–A is set forth in “Frequently Asked Questions” and in paragraph 2 of Part 6 — “Additional Information” of the Offer Document and is incorporated herein by this reference.

Item 4. Terms of the Transaction.

(a) The information required by Item 1004(a) of Regulation M–A is set forth in “Frequently Asked Questions”, Part 2 — “Letter from Chairman of Amaya to CryptoLogic Shareholders”, Part 3 — “Conditions, Further Terms of the Offer, Form of Acceptance and Electronic Acceptance”, and Part 6 — “Additional Information” of the Offer Document and is incorporated herein by this reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)-(b) The information required by Item 1005(a) and (b) of Regulation M–A is set forth in paragraph 4 of Part 2 — “Letter from Chairman of Amaya to CryptoLogic Shareholders”, and paragraph 3 of Part 6 — “Additional Information” of the Offer Document and is incorporated herein by this reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)-(c) The information required by Item 1006(a) and (c)(1) through (7) of Regulation M–A is set forth in “Frequently Asked Questions”, Part I — “Letter of Recommendation from Chairman of CryptoLogic”, Part II — “Letter from Chairman of Amaya to CryptoLogic Shareholders”, and Part 6 — “Additional Information” of the Offer Document and is incorporated herein by this reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)(b)-(d) The information required by Item 1007(a), (b) and (d) of Regulation M–A is set forth in “Frequently Asked Questions”, paragraph 7 of Part II — “Letter from Chairman of Amaya to CryptoLogic Shareholders”, and paragraph 6 of Part 6 — “Additional Information” of the Offer Document and is incorporated herein by this reference.

Item 8. Interest in Securities of the Subject Corporation.

(a)-(b) The information required by Item 1008 of Regulation M–A is set forth in “Frequently Asked Questions” and paragraph 3 of Part 6 — “Additional Information” of the Offer Document and is incorporated herein by this reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information required by Item 1009(a) of Regulation M–A is set forth in paragraphs 10 and 11 of Part 6 — “Additional Information” of the Offer Document and is incorporated herein by this reference.

Item 10. Financial Statements.

(a)-(b) In response to Item 1010(a) and (b) of Regulation M–A, as provided under Instruction 2 to this Item, the financial statements of Amaya are not considered to be material to the decision of a CryptoLogic Shareholder since there is no financing condition to the Offer and the Offer is a cash offer for all outstanding CryptoLogic Shares.

Item 11. Additional Information.

The information set forth in the Offer Document and the Form of Acceptance, Authority and Election is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

99.(a)(1)	Offer Document, dated February 17, 2012.

99.(a)(2)	Form of Acceptance, Election and Authority.

99.(a)(3)	Summary Advertisement in The Financial Times (U.S. Edition), dated February 21, 2012.

99.(a)(4)	Press release announcing the posting of the Offer Document, dated February 21, 2012.

99.(b)(1)	Bridge loan agreement, dated January 30, 2012, between Amaya and Diocles Capital Inc.

99.(d)(1)	Irrevocable Undertaking between Mr. Thomas Bryne and Amaya, dated February 1, 2012.

99.(d)(2)	Irrevocable Undertaking between Mr. David Gavagan and Amaya, dated February 1, 2012.

99.(d)(3)	Irrevocable Undertaking between Jemekk Capital Management and Amaya, dated February 1, 2012.

99.(d)(4)	Irrevocable Undertaking between Birkenshaw & Company Ltd. and Amaya, dated February 1, 2012.

99.(d)(5)	Irrevocable Undertaking between K2 & Associates Investment Management Inc. and Amaya, dated February 1, 2012.

99.(d)(6)	Underwriting Agreement, dated January 11, 2012, between Amaya and the Underwriters named therein.

99.(d)(7)	Special Warrant Indenture, dated January 17, 2012, among Amaya, Canaccord Genuity Corp. and Computershare Trust Company of Canada.

99.(d)(8)	Debenture Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.

99.(d)(9)	Warrant Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.

99.(d)(10)	Non-Disclosure Agreement, dated May 27, 2011, between Amaya and CryptoLogic.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David Baazov
Name:	David Baazov
Title:	President and Chief Executive Officer

Date:	February 21, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.(a)(1)	Offer Document, dated February 17, 2012.

99.(a)(2)	Form of Acceptance, Election and Authority.

99.(a)(3)	Summary Advertisement in The Financial Times (U.S. Edition), dated February 21, 2012.

99.(a)(4)	Press release announcing the posting of the Offer Document, dated February 21, 2012.

99.(b)(1)	Bridge loan agreement, dated January 30, 2012, between Amaya and Diocles Capital Inc.

99.(d)(1)	Irrevocable Undertaking between Mr. Thomas Bryne and Amaya, dated February 1, 2012.

99.(d)(2)	Irrevocable Undertaking between Mr. David Gavagan and Amaya, dated February 1, 2012.

99.(d)(3)	Irrevocable Undertaking between Jemekk Capital Management and Amaya, dated February 1, 2012.

99.(d)(4)	Irrevocable Undertaking between Birkenshaw & Company Ltd. and Amaya, dated February 1, 2012.

99.(d)(5)	Irrevocable Undertaking between K2 & Associates Investment Management Inc. and Amaya, dated February 1, 2012.

99.(d)(6)	Underwriting Agreement, dated January 11, 2012, between Amaya and the Underwriters named therein.

99.(d)(7)	Special Warrant Indenture, dated January 17, 2012, among Amaya, Canaccord Genuity Corp. and Computershare Trust Company of Canada.

99.(d)(8)	Debenture Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.

99.(d)(9)	Warrant Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.

99.(d)(10)	Non-Disclosure Agreement, dated May 27, 2011, between Amaya and CryptoLogic.